As filed with the Securities and Exchange Commission on June 7, 2022.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-8

REGISTRATION STATEMENT UNDER

THE SECURITIES ACT OF 1933

Hovnanian Enterprises, Inc.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	22-1851059 (I.R.S. Employer Identification Number)

90 Matawan Road, Fifth Floor

Matawan, NJ 07747
(732) 747-7800

(Address of principal executive offices, including zip code and telephone number)

Second Amended and Restated 2020 Hovnanian Enterprises, Inc. Stock Incentive Plan

(Full title of the plan)

J. Larry Sorsby

Hovnanian Enterprises, Inc.

90 Matawan Road, Fifth Floor

Matawan, NJ 07747

(732) 747-7800

(Name and address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Marisa D. Stavenas, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017-3954

(212) 455-2000

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒
Non-accelerated filer ☐	Smaller reporting company ☐
Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

EXPLANATORY NOTE

On March 29, 2022, at the annual meeting of stockholders of Hovnanian Enterprises, Inc. (the “Company”), the Company’s stockholders approved the Second Amended and Restated 2020 Hovnanian Enterprises, Inc. Stock Incentive Plan (the “Amended Plan”) which amended and restated the Amended and Restated 2020 Hovnanian Enterprises, Inc. Stock Incentive Plan (the “Existing Plan”) to increase the number of shares (the “Shares”) of the Company’s Class A common stock, par value $0.01 per share (the “Class A Common Stock”), and Class B common stock, par value $0.01 per share (“Class B Common Stock” and together with Class A Common Stock, the “Common Stock”), that may be issued under the Existing Plan by 550,000 Shares from the 865,000 Shares which were previously authorized for issuance. As a result, the total number of Shares authorized for issuance under the Amended Plan is 1,415,000. This Registration Statement on Form S-8 (the “Registration Statement”) relates to the additional 550,000 Shares authorized for issuance under the Amended Plan.

Pursuant to General Instruction E to Form S-8, the contents of the effective registration statements of the Company on Form S-8 (File Nos. 333-239045 and 333-254853) filed by the Company with the Securities and Exchange Commission (the “Commission”) on June 9, 2020 and March 30, 2021, respectively, (the “Earlier Registration Statements”), including the information contained therein, are hereby incorporated by reference into this Registration Statement, except that the provisions contained in Part II of the Earlier Registration Statements are modified as set forth in this Registration Statement.

PART I

INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

The information specified in Items 1 and 2 of Part I of Form S-8 is omitted from this Registration Statement in accordance with the provisions of Rule 428 under the Securities Act and the introductory note to Part I of Form S-8. The documents containing the information specified in Part I of Form S-8 will be delivered to the participants in the Amended Plan covered by this Registration Statement as required by Rule 428(b)(1).

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3. Incorporation of Documents by Reference.

The following documents filed with the Commission by the Company are hereby incorporated by reference in this Registration Statement:

a)	the Company’s Annual Report on Form 10-K for the fiscal year ended October 31, 2021 filed on January 4, 2022;

b)	the Company’s Quarterly Reports on Form 10-Q for the quarterly period ended January 31, 2022, filed on March 7, 2022, and for the quarterly period ended April 30, 2022, filed on June 6, 2022;

c)	the Company’s Current Reports on Form 8-K filed on January 24, 2022 (as amended on Form 8-K/A filed on March 30, 2022), March 29, 2022 and May 2, 2022;

d)

the description of the Company’s Class A Common Stock contained in the Company’s description of securities, filed with the Commission as Exhibit 4(y) to the Company’s Annual Report on Form 10-K for the fiscal year ended October 31, 2019, filed with the Commission on December 19, 2019, including any amendment or reports filed for the purpose of updating such descriptions; and

e)

The descriptions of the Company’s Preferred Stock Purchase Rights contained in the Company’s Registration Statements on Form 8-A, filed on August 14, 2008, January 11, 2018 and January 19, 2021 (first filing available here), and any amendment or report filed for the purpose of updating such descriptions.

All documents that the Company subsequently files pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934 (as amended) (the “Exchange Act”) (other than information and related exhibits furnished pursuant to Item 2.02 or Item 7.01 of any Current Report on Form 8-K, unless expressly stated otherwise therein) after the date of this Registration Statement and prior to the filing of a post-effective amendment to this Registration Statement which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference into this Registration Statement and to be a part hereof from the date of filing of such documents.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.

Item 4. Description of Capital Stock

The authorized capital stock of the Company is 18,500,000 shares, consisting of 16,000,000 shares of Class A Common Stock, 2,400,000 shares of Class B Common Stock and 100,000 shares of preferred stock, par value $.01 per share, in the series and with the designations, powers, preferences and relative, participating, optional or other special rights thereof, and qualifications, limitations or restrictions thereon, as may be fixed from time to time by the Board of Directors of the Company (the “Board of Directors”) for each series.

Class A Common Stock

The Class A Common Stock is registered under Section 12 of the Exchange Act.

Class B Common Stock

As of April 30, 2022, 704,215 shares of Class B Common Stock were issued and outstanding. There is no established public trading market for the Class B Common Stock. In order to trade Class B Common Stock, the shares must be converted into Class A Common Stock on a one-for-one basis. The outstanding Class B Common Stock is fully paid and non-assessable.

Dividends. Subject to the rights of the holders of any outstanding preferred stock, and subject to any other provisions of the Restated Certificate of Incorporation of the Company, holders of Class B Common Stock are entitled to receive dividends and other distributions (including stock splits or divisions of stock) in cash, stock or property of the Company as may be declared thereon by the Board of Directors from time to time out of assets or funds of the Company legally available therefor, provided that in the case of special cash dividends or distributions or dividends or distributions payable in preferred stock, holders of Class A Common Stock and Class B Common Stock shall be entitled to share ratably as a single class, and provided, further, that in the case of regular cash dividends, no such dividend shall be declared or paid on one class of common stock unless a cash dividend is simultaneously declared and paid on the other class of common stock, and any such dividend will be paid on the Class A Common Stock in an amount per share of Class A Common Stock equal to 110% of the amount of such dividend paid on each share of Class B Common Stock, and provided, further, that, in the case of dividends or other distributions payable in stock of the Company other than preferred stock, including distributions pursuant to stock splits or divisions of stock of the Company other than preferred stock, only shares of Class A Common Stock shall be distributed with respect to Class A Common Stock and only shares of Class B Common Stock in an amount per share equal to the amount per share paid with respect to the Class A Common Stock shall be distributed with respect to Class B Common Stock, and provided, further, that neither class of common stock may be combined or reclassified (including any reclassification in connection with a consolidation or merger in which the Company is the continuing corporation) unless the other class of common stock is likewise combined or reclassified, and that, in the case of any such combination or reclassification of Class A Common Stock, the shares of Class B Common Stock shall also be combined or reclassified so that the number of issued shares of Class B Common Stock immediately following such combination or reclassification shall bear the same relationship to the number of issued shares immediately prior to such combination or reclassification as the number of issued shares of Class A Common Stock immediately following such combination or reclassification bears to the number of issued shares of Class A Common Stock immediately prior to such combination or reclassification.

Certain debt instruments to which the Company is a party contain restrictions on the payment of cash dividends.

Voting Rights. Except as otherwise specifically provided in the Company’s Restated Certificate of Incorporation or as otherwise required by law, with respect to all matters upon which stockholders are entitled to vote or to which stockholders are entitled to give consent, the holders of the outstanding shares of Class B Common Stock vote together with holders of outstanding Class A Common Stock without regard to class. Holders of Class B Common Stock are generally entitled to ten votes per share held by them on all matters presented to stockholders, provided, however, that each share of Class B Common Stock held of record in nominee name, to the extent of the Company’s knowledge, is entitled to only one vote per share held; and provided, further, however, that the holder of any such share held in nominee name shall be entitled, notwithstanding the limitation of the foregoing proviso, to the number of votes to which such holder otherwise would be entitled at any meeting of stockholders of the Company, to the extent such holder establishes to the satisfaction of the Company that such share of Class B Common Stock has been held continuously since the date of issuance for the benefit or account of the same named beneficial owner of such shares (as defined in Paragraph (4)(E) of the Restated Certificate of Incorporation) or any Permitted Transferee thereof (as defined in Paragraph (4)(A) of the Restated Certificate of Incorporation).

Liquidation Rights. In the event the Company shall be liquidated (either partially or completely), dissolved or wound up, whether voluntarily or involuntarily, the holders of Class A Common Stock and the Class B Common Stock shall be entitled to share ratably as a single class in the net assets of the Company available to the holders of Common Stock.

Conversion of Class B Common Stock into Class A Common Stock.

(A) Each share of Class B Common Stock may, at any time or from time to time, at the option of the holder thereof, be converted into one fully paid and nonassessable share of Class A Common Stock, in the manner described in Paragraphs 3(A) to 3(D) of the Restated Certificate of Incorporation. All shares of Class A Common Stock which shall be issued upon conversion of the Class B Common Stock will, upon issuance, be fully paid and nonassessable and not subject to any preemptive rights.

(B) All issued shares of Class B Common Stock shall be deemed, without further action on the part of any person, to be immediately and automatically converted into shares of Class A Common Stock (in which case, the Class B Common Stock shall automatically be cancelled and shall no longer be authorized for issuance) in each of the instances set forth below:

(i) If and when on any record date for determining the stockholders entitled to participate in any dividend or distribution on the Common Stock of the Company, or any annual or special meeting of stockholders or action of common stockholders by written consent, the number of issued and outstanding shares of Class B Common Stock is less than 5% of the aggregate number of shares of Class A Common Stock and Class B Common Stock then outstanding; and

(ii) In the event that the Board of Directors, by a majority vote thereof, determines that there has been a material adverse change in the liquidity of the market for, or the marketability of, the then outstanding shares of Class A Common Stock due to a delisting of the Class A Common Stock from a national securities exchange or the cessation of the quotation of bids for the Class A Common Stock in any quotation system operated by an association of securities dealers, or due to requirements of federal or state law applicable to trading in the Class A Common Stock, attributable to the existence of the Class A Common Stock and Class B Common Stock.

(C) Except as provided in the Restated Certificate of Incorporation, shares of Class B Common Stock that are converted into shares of Class A Common Stock shall be restored to the status of authorized but unissued shares of Class B Common Stock and may again be issued by the Company as permitted in accordance with the terms of the Restated Certificate of Incorporation.

Merger and Consolidation. In the event of a merger, consolidation, acquisition, tender offer, recapitalization, reorganization or other business combination to which the Company is a party (whether or not the Company is the surviving corporation), in which shares of Class A Common Stock and Class B Common Stock are exchanged for or changed into other stock or securities, cash and/or any other property, then, and in such event, each share of Class A Common Stock and Class B Common Stock shall be entitled to receive the same per share consideration pursuant to such merger, consolidation, acquisition, tender offer, recapitalization, reorganization or other business combination unless different treatment of the shares of each class is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class A Common Stock and by the affirmative vote of the holders of a majority of the outstanding shares of Class B Common Stock, each voting separately as a class.

Transfer Restrictions in the Restated Certificate of Incorporation. The Restated Certificate of Incorporation contains certain provisions that restrict certain transfers of Class A Common Stock in order to preserve the tax treatment of the Company’s net operating loss carryforwards and built-in losses under Section 382 of the Internal Revenue Code, or “NOLs”. Subject to certain exceptions pertaining to pre-existing 5% stockholders and holders of Class B Common Stock, the transfer restrictions in the Restated Certificate of Incorporation generally restrict any direct or indirect transfer (such as transfers of the Company’s stock that result from the transfer of interests in other entities that own the Company’s stock if the effect would be to: (i) increase the direct or indirect ownership of the Company’s stock by any person (or public group) from less than 5% to 5% or more of the Company’s Common Stock; (ii) increase the percentage of the Company’s Common Stock owned directly or indirectly by a person (or public group) owning or deemed to own 5% or more of the Company’s Common Stock; or (iii) create a new “public group” (as defined in the applicable Treasury regulations). Transfers included under the transfer restrictions include sales to persons (or public groups) whose resulting percentage ownership (direct or indirect) of Common Stock would exceed the 5% thresholds discussed above, or to persons whose direct or indirect ownership of Common Stock would by attribution cause another person (or public group) to exceed such threshold.

Consequences of Prohibited Transfers. In accordance with the Restated Certificate of Incorporation, any direct or indirect transfer attempted in violation of the restrictions would be void as of the date of the purported transfer as to the purported transferee (or, in the case of an indirect transfer, the ownership of the direct owner of Class A Common Stock would terminate simultaneously with the transfer), and the purported transferee (or in the case of any indirect transfer, the direct owner) would not be recognized as the owner of the shares owned in violation of the restrictions for any purpose, including for purposes of voting and receiving dividends or other distributions in respect of such Class A Common Stock, or in the case of options, receiving Class A Common Stock in respect of their exercise. Class A Common Stock purportedly acquired in violation of the transfer restrictions is referred to as “excess stock.”

In addition to the purported transfer being void as of the date of the purported transfer, upon demand, the purported transferee must transfer the excess stock to the Company’s agent along with any dividends or other distributions paid with respect to such excess stock. The Company’s agent is required to sell such excess stock in an arms’ length transaction (or series of transactions) that would not constitute a violation under the transfer restrictions. The net proceeds of the sale, together with any other distributions with respect to such excess stock received by the Company’s agent, after deduction of all costs incurred by the agent, will be distributed first to the purported transferee in an amount, if any, up to the cost (or in the case of gift, inheritance or similar transfer, the fair market value of the excess stock on the date of the violative transfer) incurred by the purported transferee to acquire such excess stock, and the balance of the proceeds, if any, will be distributed to a charitable beneficiary. If the excess stock is sold by the purported transferee, such person will be treated as having sold the excess stock on behalf of the agent, and will be required to remit all proceeds to the Company’s agent (except to the extent the Company grants written permission to the purported transferee to retain an amount not to exceed the amount such person otherwise would have been entitled to retain had the Company’s agent sold such shares).

To the extent permitted by law, any stockholder who knowingly violates the transfer restrictions will be liable for any and all damages suffered by the Company as a result of such violation, including damages resulting from a reduction in or elimination of the ability to utilize the NOLs and any professional fees incurred in connection with addressing such violation.

With respect to any transfer of Class A Common Stock which does not involve a transfer of “securities” of the Company within the meaning of the General Corporation Law of the State of Delaware but which would cause any 5% stockholder to violate the transfer restrictions, the following procedure will apply in lieu of those described above. In such case, no such 5% stockholder shall be required to dispose of any interest ttat is not a security of the Company, but such 5% stockholder and/or any person whose ownership of securities of the Company is attributed to such 5% stockholder will be deemed to have disposed of (and will be required to dispose of) sufficient securities, simultaneously with the transfer, to cause such 5% stockholder not to be in violation of the transfer restrictions, and such securities will be treated as excess stock to be disposed of through the agent under the provisions summarized above, with the maximum amount payable to such 5% stockholder or such other person that was the direct holder of such excess stock from the proceeds of sale by the agent being the fair market value of such excess stock at the time of the prohibited transfer.

Exceptions. The Board of Directors has the discretion to approve transfers that would otherwise be restricted by the Restated Certificate of Incorporation.

Amended Rights Plan

On July 29, 2008, the Board of Directors adopted a shareholder rights plan and declared a dividend of one preferred share purchase right for each outstanding share of Class A Common Stock and Class B Common Stock, which was subsequently paid to stockholders of record as of August 15, 2008. On January 18, 2021, the Company entered into Amendment No. 2 to the Rights Agreement (the “Amendment”), which amends the Rights Agreement, dated as of August 14, 2008 (the “Rights Agreement”), between the Company and Computershare Trust Company, N.A. (as successor to National City Bank), as Rights Agent, as amended by Amendment No. 1, dated January 11, 2018 (“Amendment No. 1”). Under the Amendment, (i) each preferred stock purchase right, if exercisable, will initially represent the right to purchase from the Company one ten-thousandth of a share of the Company’s Series B Junior Preferred Stock, par value $0.01 per share (the “Series B Preferred Stock”), for a purchase price of $171.85 (the “Purchase Price”) (which Purchase Price was modified in light of the trading price of the Company’s Class A Common Stock since the adoption of Amendment No. 1, after giving effect to the Company’s 1-for-25 reverse stock split effected on March 29, 2019), (ii) the Final Expiration Date (as defined in the Rights Agreement) is extended to August 14, 2024, (iii) in the event rights certificates are distributed, such certificates will not need to be affixed with a corporate seal and may be signed by electronic signature and (iv) notwithstanding any prior adjustments, each share of the Company’s Class A Common Stock and Class B Common Stock entitles the holder thereof to one right, representing the right to purchase from the Company one ten-thousandth of a share of Series B Preferred Stock at the Purchase Price (subject to certain adjustments). If issued, each fractional share of Series B Preferred Stock would give the stockholder approximately the same dividend, voting and liquidation rights as does one share of Hovnanian’s Class A Common Stock. However, prior to exercise, a right does not give its holder any rights as a stockholder of Hovnanian, including without limitation any dividend, voting or liquidation rights.

The Board of Directors adopted the Amended Rights Plan in an effort to preserve shareholder value by attempting to protect against a possible limitation on Hovnanian’s ability to use its NOLs to reduce potential future federal income tax obligations. Any person or group that acquires 4.9% or more of the outstanding shares of Class A Common Stock without the approval of the Board of Directors is referred to as an “Acquiring Person.”

Exercisability. The rights will not be exercisable until the earlier of (i) 10 business days after a public announcement by us that a person or group has become an Acquiring Person and (ii) 10 business days after the commencement of a tender or exchange offer by a person or group for 4.9% of the Class A Common Stock.

Until the date that the rights become exercisable, the “Distribution Date,” the rights are evidenced by Hovnanian’s Class A Common Stock and Class B Common Stock certificates which contain a notation to that effect. Any transfer of shares of Class A Common Stock and/or Class B Common Stock prior to the Distribution Date constitutes a transfer of the associated rights. After the Distribution Date, the rights may be transferred separately from the transfer of the underlying shares of Class A Common Stock or Class B Common Stock. After the Distribution Date, each holder of a right, other than rights beneficially owned by the Acquiring Person (which will thereupon become void), will thereafter have the right to receive upon exercise of a right and payment of the Purchase Price, that number of shares of Class A Common Stock or Class B Common Stock, as the case may be, having a market value of two times the Purchase Price.

Exchange. After the Distribution Date, the Board of Directors may exchange the rights (other than rights owned by an Acquiring Person which will have become void), in whole or in part, at an exchange ratio of one share of Common Stock, or a fractional share of Series B Preferred Stock (or of a share of a similar class or series of Hovnanian’s preferred stock having similar rights, preferences and privileges) of equivalent value, per right (subject to adjustment).

Expiration. The Amended Rights Plan will continue in effect until August 14, 2024, unless it expires earlier in accordance with its terms.

Redemption. At any time prior to the time an Acquiring Person becomes such, the Board of Directors may redeem the rights in whole, but not in part, at a price of $0.01 per right, the “Redemption Price.” The redemption of the rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the rights, the right to exercise the rights will terminate and the only right of the holders of rights will be to receive the Redemption Price.

Anti-Dilution Provisions. The Board of Directors may adjust the purchase price of the preferred shares, the number of preferred shares issuable and the number of outstanding rights to prevent dilution that may occur as a result of certain events, including among others, a stock dividend, a stock split or a reclassification of the preferred stock or Common Stock. No adjustments to the purchase price of less than 1% will be made.

Amendments. Before the Distribution Date, the Board of Directors may amend or supplement the Amended Rights Plan without the consent of the holders of the rights. After the Distribution Date, the Board of Directors may amend or supplement the Amended Rights Plan only to cure an ambiguity, to alter time period provisions, to correct inconsistent provisions, or to make any additional changes to the Amended Rights Plan, but only to the extent that those changes do not impair or adversely affect any rights holder.

Exceptions. The Board of Directors may exempt any person or group from triggering the dilutive effect of the Amended Rights Plan.

Series B Junior Preferred Stock

Dividends. Subject to the rights of the holders of any shares of any series of preferred stock ranking prior to the Series B Preferred Stock with respect to dividends, the holders of shares of Series B Preferred Stock, in preference to the holders of Common Stock of the Company, and of any other junior stock, will be entitled to receive, when, as and if declared by the Board out of funds legally available for the purpose, dividends payable in cash (except as otherwise provided below) on such dates as are from time to time established for the payment of dividends on the Common Stock (each such date being referred to herein as a “Dividend Payment Date”), commencing on the first Dividend Payment Date after the first issuance of a share or fraction of a share of Series B Preferred Stock (the “First Dividend Payment Date”), in an amount per share (rounded to the nearest cent) equal to, subject to the provision for adjustment discussed below, the greater of (i) $1 and (ii) ten thousand (10,000) times the aggregate per share amount of all cash dividends, and ten thousand (10,000) times the aggregate per share amount (payable in kind) of all non-cash dividends, other than a dividend payable in shares of Common Stock, or a subdivision of the outstanding shares of Common Stock (by reclassification or otherwise), declared on the Common Stock since the immediately preceding Dividend Payment Date or, with respect to the First Dividend Payment Date, since the first issuance of any share or fraction of a share of Series B Preferred Stock. In the event that the Company at any time (i) declares a dividend on the outstanding shares of Common Stock payable in shares of Common Stock, (ii) subdivides the outstanding shares of Common Stock, (iii) combines the outstanding shares of Common Stock into a smaller number of shares or (iv) issues any shares of its capital stock in a reclassification of the outstanding shares of Common Stock (including any such reclassification in connection with a consolidation or merger in which the Company is the continuing or surviving corporation), then, in each such case and regardless of whether any shares of Series B Preferred Stock are then issued or outstanding, the amount to which holders of shares of Series B Preferred Stock would otherwise be entitled immediately prior to such event will be correspondingly adjusted by multiplying such amount by a fraction, the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

The Company will declare a dividend on the Series B Preferred Stock immediately after it declares a dividend on the Class A Common Stock and/or Class B Common Stock (other than a dividend payable in shares of Common Stock). Each such dividend on the Series B Preferred Stock will be payable immediately prior to the time at which the related dividend on the Class A Common Stock and/or Class B Common Stock is payable.

Dividends will accrue, and be cumulative, on outstanding shares of Series B Preferred Stock from the Dividend Payment Date next preceding the date of issue of such shares, subject to certain exceptions. Accrued but unpaid dividends will cumulate from the applicable Dividend Payment Date but will not bear interest.

Voting Rights. The holders of shares of Series B Preferred Stock have the following voting rights: (1) Subject to the provision for adjustment hereinafter set forth and except as otherwise provided in the Restated Certificate of Incorporation or required by law, each share of Series B Preferred Stock shall entitle the holder thereof to 10,000 votes, on all matters upon which the holders of the Common Stock of the Company are entitled to vote. In the event the Company shall at any time after the record date declare or pay any dividend on the Common Stock payable in shares of Common Stock, or effect a subdivision or combination or consolidation of the outstanding shares of Common Stock (by reclassification or otherwise than by payment of a dividend in shares of Common Stock) into a greater or lesser number of shares of Common Stock, then in each such case the number of votes per share to which holders of shares of Series B Preferred Stock were entitled immediately prior to such event shall be adjusted by multiplying such number by a fraction, the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event; (2) except as otherwise provided in the Certificate of Designation of Series B Junior Preferred Stock, in the Restated Certificate of Incorporation or in any other certificate of designations creating a series of preferred stock or any similar stock, and except as otherwise required by law, the holders of shares of Series B Preferred Stock and the holders of shares of Common Stock and any other capital stock of the Company having general voting rights shall vote together as one class on all matters submitted to a vote of stockholders of the Company; and (3) except as set forth in the Certificate of Designation of Series B Junior Preferred Stock, or as otherwise provided by law, holders of Series B Preferred Stock have no special voting rights and their consent is not required (except to the extent they are entitled to vote with holders of Common Stock as set forth in the Certificate of Designation of Series B Junior Preferred Stock) for taking any corporate action.

Restrictions. Whenever dividends or other dividends or distributions payable on the Series B Preferred Stock are in arrears, thereafter and until all accrued and unpaid dividends and distributions, whether or not declared, on shares of Series B Preferred outstanding have been paid in full, the Company will not: (1) declare or pay dividends, or make any other distributions, on any shares of stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) (“Junior Stock”) to the shares of Series B Preferred Stock; (2) declare or pay dividends, or make any other distributions, on any shares of stock ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up) (“Parity Stock”) with the shares of Series B Preferred Stock, except dividends paid ratably on the shares of Series B Preferred Stock and all such Parity Stock on which dividends are payable or in arrears in proportion to the total amounts to which the holders of all such shares are then entitled; (3) redeem, purchase or otherwise acquire for consideration shares of any Junior Stock; provided, however, that the Company may at any time redeem, purchase or otherwise acquire shares of any such Junior Stock in exchange for shares of any other Junior Stock of the Company; or (4) redeem, purchase or otherwise acquire for consideration any shares of Series B Preferred Stock, or any shares of Parity Stock, except in accordance with a purchase offer made in writing or by publication (as determined by the Board of Directors) to all holders of such shares upon such terms as the Board of Directors, after consideration of the respective annual dividend rates and other relative rights and preferences of the respective series and classes, may determine in good faith will result in fair and equitable treatment among the respective series or classes. The Company will not permit any majority-owned subsidiary of the Company to purchase or otherwise acquire for consideration any shares of stock of the Company unless the Company could, under Section 4(a) of the Certificate of Designation of Series B Junior Preferred Stock, purchase or otherwise acquire such shares at such time and in such manner.

Liquidation, Dissolution or Winding Up. Upon any liquidation, dissolution or winding up of the Company, no distribution will be made (a) to the holders of shares of Junior Stock unless, prior thereto, the holders of shares of Series B Preferred Stock have received an amount equal to accrued and unpaid dividends and distributions thereon, whether or not declared, to the date of such payment; provided, however, that the holders of shares of Series B Preferred Stock will be entitled to receive an aggregate amount per share, subject to the provision for adjustment hereinafter set forth, equal to a minimum per share liquidation payment of $10,000 but will be entitled to an aggregate per share liquidation payment of 10,000 times the payment made per share of Common Stock or (b) to the holders of shares of Parity Stock, except distributions made ratably on the shares of Series B Preferred Stock and all such Parity Stock in proportion to the total amounts to which the holders of all such shares are entitled upon such liquidation, dissolution or winding up. In the event the Company at any time (i) declares a dividend on the outstanding shares of Common Stock payable in shares of Common Stock, (ii) subdivides the outstanding shares of Common Stock, (iii) combines the outstanding shares of Common Stock into a smaller number of shares or (iv) issues any shares of its capital stock in a reclassification of the outstanding shares of Common Stock (including any such reclassification in connection with a consolidation or merger in which the Company is the continuing or surviving corporation), then, in each such case and regardless of whether any shares of Series B Preferred Stock are then issued or outstanding, the aggregate amount to which each holder of shares of Series B Preferred Stock would otherwise be entitled immediately prior to such event will be correspondingly adjusted by multiplying such amount by a fraction, the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

Consolidation, Merger, etc. In the event that the Company enters into any consolidation, merger, combination or other transaction in which the shares of Common Stock are exchanged for or changed into other stock or securities, cash and/or any other property, then, in each such case, each share of Series B Preferred Stock will at the same time be similarly exchanged for or changed into an amount per share, subject to the provision for adjustment hereinafter set forth, equal to ten thousand times the aggregate amount of stock, securities, cash and/or any other property (payable in kind), as the case may be, into which or for which each share of Common Stock is changed or exchanged. In the event the Company at any time (a) declares a dividend on the outstanding shares of Common Stock payable in shares of Common Stock, (b) subdivides the outstanding shares of Common Stock, (c) combines the outstanding shares of Common Stock in a smaller number of shares or (d) issues any shares of its capital stock in a reclassification of the outstanding shares of Common Stock (including any such reclassification in connection with a consolidation or merger in which the Company is the continuing or surviving corporation), then, in each such case and regardless of whether any shares of Series B Preferred Stock are then issued or outstanding, the amount set forth in the preceding sentence with respect to the exchange or change of shares of Series B Preferred Stock will be correspondingly adjusted by multiplying such amount by a fraction, the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

Item 6. Indemnification of Directors and Officers.

The Company is a Delaware corporation. Section 145 of the General Corporation Law of the State of Delaware grants each corporation organized thereunder the power to indemnify any person who is or was a director, officer, employee or agent of a corporation or enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation, by reason of being or having been in any such capacity, if he or she acted in good faith in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. Section 102(b)(7) of the General Corporation Law of the State of Delaware enables a corporation in its certificate of incorporation or an amendment thereto validly approved by stockholders to limit or eliminate the personal liability of the members of its board of directors for violations of the directors’ fiduciary duty of care.

Article FOURTH of the Company’s Amended and Restated By-Laws contains the following provisions with respect to indemnification:

The Corporation shall indemnify any current or former director or officer of the Corporation and his or her heirs, executors and administrators, and may, at the discretion of the Board of Directors, indemnify any current or former employee or agent of the Corporation and his or her heirs, executors and administers, against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonable incurred by him or by his or her heirs, executors and administrators in connection with any threatened, pending or completed action, suit or proceeding (brought by or in the right of the Corporation or otherwise), whether civil, criminal, administrative or investigative, and whether formal or informal, including appeals, to which he was or is a party or is threatened to be made a party by reason of his or her current or former position with the Corporation or by reason of the fact that he is or was serving, at the request of the Corporation, as a director, officer, partner, trustee, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. Notwithstanding the preceding sentence, except as otherwise provided in this Article IV, the Corporation shall be required to indemnify a director or officer of the Corporation and his or her heirs, executors and administrators in connection with a proceeding (or part thereof) commenced by such person only if the commencement of such proceeding (or part thereof) by such person was authorized in the specific case by the Board of Directors of the Corporation.

Any indemnification pursuant to the provisions above shall be made by the Company unless a determination (as provided for in the Company’s Amended and Restated By-Laws) is made that indemnification is not proper because the person has not met the applicable standards of conduct as set forth therein.

The Company generally maintains a liability insurance policy providing coverage for its directors and officers in an amount up to $85,000,000.

Item 8. Exhibits.

Exhibit Number	Description of Document
4.1	Restated Certificate of Incorporation of Hovnanian Enterprises, Inc. (Incorporated by reference to Exhibits to Current Report on Form 8-K of Hovnanian Enterprises, Inc. filed on March 29, 2019).
4.2	Amended and Restated Bylaws of Hovnanian Enterprises, Inc. (Incorporated by reference to Exhibits to Quarterly Report on Form 10-Q of Hovnanian Enterprises, Inc. for the quarter ended July 31, 2021).
4.3	Specimen Class A Common Stock Certificate (Incorporated by reference to Exhibits to Current Report on Form 8-K of Hovnanian Enterprises, Inc. filed on March 29, 2019).
4.4	Specimen Class B Common Stock Certificate (Incorporated by reference to Exhibits to Current Report on Form 8-K of Hovnanian Enterprises, Inc. filed on March 29, 2019).
4.5

Certificate of Designations of the Series B Junior Preferred Stock of Hovnanian Enterprises, Inc., dated August 14, 2008 (Incorporated by reference to Exhibits to Quarterly Report on Form 10-Q of Hovnanian Enterprises, Inc. for the quarter ended July 31, 2008).

4.6

Rights Agreement, dated as of August 14, 2008, between Hovnanian Enterprises, Inc. and National City Bank, as Rights Agent, which includes the Form of Certificate of Designation as Exhibit A, Form of Right Certificate as Exhibit B and the Summary of Rights as Exhibit C (Incorporated by reference to Exhibits to the Registration Statement on Form 8-A of Hovnanian Enterprises, Inc. filed on August 14, 2008).

4.7

Amendment No. 1 to Rights Agreement, dated as of January 11, 2018, between Hovnanian Enterprises, Inc. and Computershare Trust Company, N.A. (as successor to National City Bank), as Rights Agent, which includes the amended and restated Form of Rights Certificate as Exhibit 1 and the amended and restated Summary of Rights as Exhibit 2 (Incorporated by reference to Exhibits to Current Report on Form 8-K of Hovnanian Enterprises, Inc. filed on January 11, 2018).

4.8

Amendment No. 2 to Rights Agreement, dated as of January 18, 2021, between Hovnanian Enterprises, Inc. and Computershare Trust Company, N.A. (as successor to National City Bank), as Rights Agent, which includes the amended and restated Form of Rights Certificate as Exhibit 1 and the amended and restated Summary of Rights as Exhibit 2 (Incorporated by reference to Exhibits to Current Report on Form 8-K of Hovnanian Enterprises, Inc. filed on January 19, 2021).

5.1*	Opinion of Simpson Thacher & Bartlett LLP.
10.1

Second Amended and Restated 2020 Hovnanian Enterprises, Inc. Stock Incentive Plan (Incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K of Hovnanian Enterprises, Inc. filed on March 29, 2022)

23.1*	Consent of Deloitte & Touche LLP.
23.2*	Consent of Deloitte & Touche LLP.
23.3*	Consent of Deloitte & Touche LLP.
23.4*	Consent of Simpson Thacher & Bartlett LLP (included as part of Exhibit 5.1).
24.1*	Powers of Attorney (included in the signature page to this Registration Statement).
107.1*	Filing Fees.

* Filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Matawan, New Jersey on June 7, 2022.

HOVNANIAN ENTERPRISES, INC.
By:	/s/ Brad G. O’Connor
Name: Brad G. O’Connor
Title: Senior Vice President, Treasurer and Chief Accounting Officer

POWERS OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of J. Larry Sorsby and Brad G. O’Connor or any one of them, the individual’s true and lawful attorney-in-fact, with full power of substitution and resubstitution, for such person and in his or her name, place and stead, in any and all capacities, to sign on the individual’s behalf a Registration Statement on Form S-8 of the Company (the “Registration Statement”) relating to the registration of common stock of the Company pursuant to the Second Amended and Restated 2020 Hovnanian Enterprises, Inc. Stock Incentive Plan and to make such changes in and additions and amendments to the Registration Statement (including post-effective amendments), including any filings pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto such said attorneys-in-fact and agents with full power and authority to do so and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated on June 7, 2022.

Signature	Title

/s/ Ara K. Hovnanian	Chairman of the Board, Chief Executive Officer, President and Director
Ara K. Hovnanian	(Principal Executive Officer)

/s/ J. Larry Sorsby	Executive Vice President, Chief Financial Officer and Director
J. Larry Sorsby	(Principal Financial Officer)

/s/ Brad G. O’Connor	Senior Vice President, Treasurer and Chief Accounting Officer
Brad G. O’Connor	(Principal Accounting Officer)

/s/ Robert B. Coutts	Director
Robert B. Coutts

/s/ Miriam Hernandez-Kakol	Director
Miriam Hernandez-Kakol

/s/ Edward A. Kangas	Director
Edward A. Kangas

/s/ Joseph A. Marengi	Director
Joseph A. Marengi

/s/ Vincent Pagano Jr.	Director
Vincent Pagano Jr.

/s/ Robin S. Sellers	Director
Robin S. Sellers